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17004683

SEC Mail Processing Section FEB 27 2017 Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-67585

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWG Securities, Inc.

OFFICIAL USE ONLY — FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W. Jackson Blvd., 11th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Spitzer (312) 356-2380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Donald M. Spitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWG Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President, Treasurer & FINOP

Title

Notary Public

DEBRA A BOSTIC
Official Seal
Notary Public - State of Illinois
My Commission Expires Jun 8, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TWG Securities, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2016

Contents

Building a better working world

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Board of Directors of TWG Securities, Inc.
TWG Securities, Inc.

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the Company) as of December 31, 2016, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TWG Securities, Inc. at December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 24, 2017

TWG Securities, Inc.

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	84,979
Prepaid expenses		24,428
Deferred tax asset		18,723
Total assets	$	128,130
Liabilities and stockholder's equity		
Liabilities:		
Accrued liabilities — Affiliate	$	32,679
Accrued liabilities — Non-Affiliate		2,250
Income tax payable		1,586
Total liabilities		36,515
Stockholder's equity:		
Common stock, par value $.01 per share, 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		82,315
Retained earnings		9,299
Total stockholder's equity		91,615
Total liabilities and stockholder's equity	$	128,130

See accompanying notes.

TWG Securities, Inc.

Statement of Income

Year Ended December 31, 2016

Revenues	
Consulting fees	$ 150,000
Interest income	64
Total revenues	150,064
Expenses	
Rent	53,405
Audit fees	30,000
Licensing and registration	25,057
Salaries	17,280
Legal fees	9,135
General and administrative	2,823
Total expenses	137,700
Loss before income tax expense	12,364
Income tax expense	3,065
Net income	$ 9,299

See accompanying notes.

TWG Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2016

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2016	$ 1	$ 3,399	78,916	$ 82,316
Redemption of common stock — January 4, 2016	(1)	(3,399)	(78,916)	(82,316)
Purchase of common stock — January 4, 2016	1	82,315	–	82,316
Net Income	–	–	9,299	9,299
Balance at December 31, 2016	$ 1	$ 82,315	$ 9,299	$ 91,615

See accompanying notes.

TWG Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2016

Operating activities		
Net income	$	9,299
Adjustments to reconcile net income to net cash provided by operations:		
Deferred tax benefit		(1,246)
Changes in operating assets and liabilities:		
Prepaid expenses		(452)
Accounts receivable		14,475
Income tax payable		12,508
Accrued liabilities		7,634
Net cash provided by operating activities		42,218
Financing Activities		
Redemption of predecessor stock		(82,316)
Proceeds from sale		82,316
Net cash provided by financing activities		–
Net increase in cash and cash equivalents		42,218
Cash and cash equivalents at beginning of year		42,761
Cash and cash equivalents at end of year	$	84,979
Cash paid for income tax	$	2,919

See accompanying notes.

TWG Securities, Inc.

Notes to Financial Statements

December 31, 2016

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the securities commissions in all 50 states. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 27, 2007, and became licensed with FINRA on September 11, 2007. On January 4, 2016, TWG Holdings, Inc. a wholly owned subsidiary of The Warranty Group. Inc. (TWG) acquired 100% of the shares of the Company for the book value of $82,316. The predecessor owners received a total of $82,316 for their stock. All assets and liabilities acquired approximate fair value. No intangibles were created as a result of the acquisition.

The Company serves as a brokerage agent for TWG and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of The Securities Act of 1933. These are the sole activities of the Company.

Neither securities nor customer funds are received or held by the Company. The Company does not conduct any general solicitations or conduct any advertising, cold calling, or mass mailings.

During the year ended December 31, 2016, the Company conducted 49 securities transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term, highly liquid investments with original maturities of less than three months at the time of purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Income Taxes

The Company is included in the consolidated federal income tax return of the US consolidated tax group. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. The Company recognizes deferred income tax assets and liabilities for the future tax effects attributable to temporary differences between the financial statements and tax return bases of assets and liabilities based on enacted rates and other provisions of tax law. All income taxes are settled in cash pursuant to a written tax sharing agreement. The Company classifies all penalties and interest related to all tax matters in income tax expense.

2. Significant Accounting Policies (continued)

Revenue Recognition

All consulting fees are received from TWG pursuant to a consulting fee agreement and recognized on a pro-rata basis (see Note 5).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Accounting Pronouncements not Adopted

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606),* which requires companies to recognize revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services.

In August 2015, the FASB deferred the effective date of this standard from the first quarter of 2017 to the first quarter of 2018. Early adoption is permitted as of the original effective date. The new guidance allows adoption using either the retrospective method or the cumulative effect transition method. The Company is still evaluating the effect that the new guidance will have on our financial statements and related disclosures.

3. Income Taxes

The Company files as a member of US consolidated tax group. The method of allocation between the companies is subject to a written agreement approved by the board of directors. The consolidated tax liability is generally allocated among the members of the group as if each member filed its own tax return. Benefits are booked as if a taxable loss can be used by the group. Amounts due to or from members of the consolidated group are reflected in the current tax payable. The Company's statutory tax rate increased to 35% as a result of becoming a member of the US consolidated group. The Company files various state tax returns.

3. Income Taxes (continued)

The income tax expense consists of the following for the year ended December 31, 2016:

Federal – current	$	3,862
State – current		449
Federal – deferred		(2,061)
State – deferred		815
Total income tax expense	$	3,065

A reconciliation of the income tax benefit based on the U.S. statutory corporate tax rate to the provision reported for the year ended December 31, 2016, is as follows:

Statutory tax rate	35.00%
State income taxes, net of federal benefit	8.90
Federal rate change	(130.70)
Net operating loss limitation	111.60
Effective tax rate	24.80%

Significant components of the Company's deferred tax assets and liabilities at December 31, 2016 are as follows:

Net operating loss carryforwards	$	26,060
Prepaid expenses		(7,337)
Net deferred tax asset	$	18,723

At December 31, 2016, the Company had federal net operating loss carryforwards of $60,085 that will expire in 2034 and Illinois operating loss carryforwards of $99,263 that will expire at various dates from 2026 to 2027. As a result of the acquisition by TWG Holdings, Inc., the Company's federal net operating loss is subject to the provisions of Internal Revenue Code section 382 which places a limitation on the amount of the loss that can be utilized each year. The consolidated parent is electing to treat $37,865 of the federal net operating loss as expiring pursuant to the provisions of the federal consolidated return regulations because this amount will expire unutilized. Without this election, the consolidated parent's tax basis in the shares of the Company would be reduced by the unutilized amount.

3. Income Taxes (continued)

The Company did not record a valuation allowance on its deferred tax assets.

The Company did not recognize any liability for uncertain tax benefits and does not expect that there will be any significant change over the next 12 months. In addition, the Company did not recognize any liabilities for interest related to unrecognized tax benefits at December 31, 2016. Any such amount would be recorded by the Company in its provision for income taxes.

There was no benefit or expense recorded by the Company as a result of its consolidated parent concluding this audit. The Company is no longer subject to U.S. federal examinations or state examinations before 2013.

4. Net Capital Requirements

The Company, is subject to the uniform net capital requirement pursuant to SEC Rule 15c3-1 (the Rule). The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as defined in the Rule. At December 31, 2016, the Company had net capital of $48,464 which was $43,464 in excess of its required net capital of $5,000. At December 31, 2016, the Company's percentage of aggregate indebtedness to net capital was 75.3%.

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

As discussed in Note 2, the Company receives consulting fees from TWG on a monthly basis based on a contractually agreed-upon amount. During the year ended December 31, 2016, the Company received $150,000 in consulting fees under the management services agreement.

Employees of TWG provide various management and administrative functions for the Company. On a monthly basis, TWG estimates the fair value of the time and payroll tax related expenses incurred related to management and administrative functions performed by TWG employees and allocates those expenses to the Company. During the year ended December 31, 2016, the Company was allocated $17,280 for these expenses, and is recorded as Salaries on Statement of Income.

Under the terms of the intercompany agreement, the Company pays TWG a monthly fee for expenses related to rent, utilities, information and technology, and other office expenses. The expenses for the year totaled $53,405.

5. Related-Party Transactions (continued)

The Company records the expense each month as incurred. Expenses associated with rent are allocated based on per square foot utilized for office space, and the remainder is then allocated based estimated usage of utilities, information and technology, and other office expenses. The allocation is evaluated periodically and adjusted as needed.

At December 31, 2016, amounts payable to TWG relate to audit fees of $30,000, general and administrative of $1,984, and license fees of $695 and are recorded as accrued liabilities – affiliate in the accompanying statement of financial condition. The amount will be settled in the first quarter of 2017 with an intercompany payment.

6. Fidelity Bond

The Company maintains a $100,000 fidelity bond.

7. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the issuance date of these financial statements on February 24, 2017. There were no subsequent events to recognize or disclose in the financial statements.

Supplementary Information

TWG Securities, Inc.

Schedule I - Computation of Net Capital and
Aggregate Indebtedness Under SEC Rule 15c3-1

December 31, 2016

Computation of net capital:		
Stockholder's equity and total capital	$	91,615
Less nonallowable assets:		
Prepaid expenses		24,428
Deferred tax asset		18,723
Net capital		48,464
Net capital requirement		
(greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	43,464
Aggregate indebtedness:		
Accrued liabilities — Affiliate		32,679
Accrued liabilities — Non-Affiliate		2,250
Income tax payable		1,586
Total aggregate indebtedness	$	36,515
Percentage of aggregate indebtedness to net capital		75.3%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Part IIa filing as of December 31, 2016 submitted on January 25, 2017.

TWG Securities, Inc.

Schedule II - Computation for
Determination of Reserve Requirements per SEC Rule 17a5(d)

December 31, 2016

The Company is exempt from the computation of reserve requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

TWG Securities, Inc.

Schedule III - Information Relating to
Possession or Control of Securities per SEC Rule 17a-5(d)

December 31, 2016

The Company is exempt from the possession or control requirements under paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors of TWG Securities, Inc.

We have reviewed management's statements, included in the accompanying TWG Securities, Inc. Exemption Report, in which (1) TWG Securities, Inc. (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2017

TWG Securities, Inc.

TWG Securities Inc. Exemption Report

TWG Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Donald M Spitzer

TWG Securities, Inc.

I, DONALD M SPITZER swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By: Donald M. Spitzer
Title: President, Treasurer & FINOP
February 24, 2017

175 West Jackson Boulevard, 11th Floor, Chicago, Illinois 60604 tel. 312.356.2341 fax. 312.395.9408

Financial Statements and Supplementary Information

TWG Securities, Inc.
Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm